Filed by SYNNEX Corporation
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Convergys Corporation
Commission File No. 001-14379

The following press release was filed by SYNNEX as Exhibit 99.1 to its Current Report on Form 8-K on June 28, 2018.

Investor Contact:
Mary Lai
Investor Relations
SYNNEX Corporation
510-668-8436
marylai@synnex.com

SYNNEX’ Concentrix Division Announces Acquisition of Convergys

Combines Two Industry Leaders to Create a Premier Global Customer Engagement Services Company

Immediately Accretive and Expected to Increase Revenue by ~$2.7 Billion and Adjusted EBITDA ~$380 Million in the First Year After Close

•	Adds attractive client base in strategic verticals

•	Enables service delivery from a robust global footprint

•	Over 6,000 highly skilled credentialed professionals

FREMONT, CA — June 28, 2018 — SYNNEX Corporation (NYSE: SNX) and Convergys, today announced they have reached a definitive agreement in which SYNNEX would acquire Convergys, and integrate it with Concentrix, a wholly-owned subsidiary and top global provider of customer engagement CRM BPO services. The transaction is expected to close by the end of the 2018 calendar year, subject to the approval of shareholders of both companies, regulatory requirements, and customary closing conditions.

This transaction accelerates Concentrix’ leadership position in the industry and creates a premier global customer engagement services company providing next generation customer experience and business improvements to market-leading brands. Concentrix strengthens its profile in the delivery of high value services to a strong, diverse client

|| 1 ||

portfolio that includes high growth market-disruptor companies and a strong representation of Fortune 1000 clients. The acquisition brings together a skilled global talent pool both credentialed in operational excellence and highly experienced in strategic verticals and digital transformation services. The geographic reach combined will be one of the most robust global footprints in the industry.

“We continue to be focused on driving superior returns to our shareholders through our investments” stated Dennis Polk, President and Chief Executive Officer, SYNNEX Corporation. “This transaction is expected to enhance our earning potential while continuing our strategy of investing in high value services. Following this acquisition, we expect to have a solid leadership position in Technology Solutions and Concentrix businesses, with a more balanced adjusted EBITDA contribution.”

“The pace of change in customer experience requires constant innovation and service transformation, delivered globally, at scale,” said Chris Caldwell, President of Concentrix. “A unique customer engagement strategy with next generation experiences and business improvements is critical. Following this acquisition, we believe Convergys will add an amazing team with additional subject matter expertise, thought leadership and innovative execution that will benefit clients. We are incredibly excited to welcome the great talent from Convergys to our Concentrix team.”

Financial Transaction Details:

•	SYNNEX to acquire Convergys for $26.50 per share, which includes $13.25 per share in cash and 0.1193 SYNNEX common shares for each share of Convergys common stock, subject to a two-way collar

•	Purchase price of approximately $2.43 billion

•	Expect non-GAAP EPS accretion of mid-single digits in the first year, reaching double-digits by the second year

•	Expect cost synergies of $50 million in the first year, achieving a minimum of $150 million by the third year

•	Expect debt to adjusted EBITDA of approximately 3.5x leverage at closing, and expected return to historical levels of 2.5x or less within 18-24 months

•	Secured committed financing for the purchase price and to maintain appropriate liquidity for ongoing working capital needs

Analyst/Investor Conference Call:
An analyst/investor conference call will be held to discuss the acquisition on Thursday, June 28, 2018, at 2:00 PM (PT) / 5:00 PM (ET), hosted by SYNNEX executive management including Dennis Polk, President and Chief Executive Officer, Marshall Witt, Chief Financial Officer, and Chris Caldwell, Executive Vice President and President of Concentrix Corporation.

|| 2 ||

To Listen via Telephone:
Passcode for the call is “SNX”
(800) 369-1162
(415) 228-5007 (for International Callers)

To Listen via Internet:
Live audio broadcast of the earnings call will be available at http://ir.synnex.com. A replay of the webcast will be available at approximately two hours after the earnings call has concluded.

About SYNNEX

SYNNEX Corporation is a Fortune 200 corporation and a leading business process services company, providing a comprehensive range of distribution, logistics and integration services for the technology industry and providing outsourced services focused on customer engagement strategy to a broad range of enterprises. SYNNEX distributes a broad range of information technology systems and products, and also provides systems design and integration solutions. Concentrix, a wholly-owned subsidiary of SYNNEX Corporation, offers a portfolio of strategic solutions and end-to-end business services around customer engagement strategy, process optimization, technology innovation, front and back-office automation and business transformation to clients in ten identified industry verticals. Founded in 1980, SYNNEX Corporation operates in numerous countries throughout North and South America, Asia Pacific and Europe. Additional information about SYNNEX may be found online at www.synnex.com.

About Concentrix
Concentrix, a wholly-owned subsidiary of SYNNEX Corporation (NYSE: SNX), is a leading business services company. We focus on customer engagement and improving business outcomes for over 450 global clients across many continents. Our 100,000+ staff deliver technology-infused, omni-channel customer experience management, marketing optimization, digital, consulting, analytics and back office solutions in 40+ languages from 125+ delivery centers. We serve automotive; banking and financial services; insurance; healthcare; technology; consumer electronics; media and communications; retail and e-commerce; travel and transportation; and energy and public sector clients. Visit www.concentrix.com to learn more.

About Convergys

|| 3 ||

Convergys delivers consistent, quality customer experiences in 58 languages around the globe. We partner with our clients to improve customer loyalty, reduce costs, and generate revenue through an extensive portfolio of capabilities, including customer care, analytics, tech support, collections, home agent, and end-to-end selling. We are committed to delighting our clients and their customers, delivering value to our shareholders, and creating opportunities for our talented, caring employees in 33 countries around the world. Visit www.convergys.com to learn more.

Forward-Looking Statements
DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 related to SYNNEX Corporation (“SYNNEX”), Convergys Corporation (“Convergys”) and the proposed acquisition of Convergys by SYNNEX. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Convergys, SYNNEX or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions, including as to revenue, Adjusted EBITDA, EPS, in both timing and amounts, the amount and form of consideration; the anticipated timing of closing of the acquisition, the methods SYNNEX will use to finance the cash portion of the transaction, costs, funding and debt levels, geographical footprint, operating leverage, closing conditions, regulatory approvals, earnings levels, strategy, that the transaction is expected to be accretive, and the synergies of SYNNEX and the acquired businesses. In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction

|| 4 ||

making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Convergys or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX and Convergys, and on SYNNEX’ and Convergys’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to SYNNEX and Convergys can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Neither SYNNEX nor Convergys assumes any obligation to update the forward-looking statements contained in this document as the result of new information or future events or developments.

Additional Information and Where to Find It
In connection with the proposed transaction between SYNNEX and Convergys, SYNNEX and Convergys will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a SYNNEX registration statement on Form S-4 that will include a joint proxy statement of SYNNEX and Convergys that also constitutes a prospectus of SYNNEX, and a definitive joint proxy statement/prospectus will be mailed to stockholders of SYNNEX and shareholders of Convergys. INVESTORS AND SECURITY HOLDERS OF SYNNEX and CONVERGYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SYNNEX or Convergys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SYNNEX will be available free of charge within the Investors section of SYNNEX’ website at http://ir.synnex.com or by contacting SYNNEX’ Investor Relations Department at 510-668-8436. Copies of the documents filed with the SEC by Convergys will be available free of charge on Convergys’s website at http://investor.convergys.com/ or by contacting Convergys’s Investor Relations Department at (513) 723-7768.

|| 5 ||

No Offer or Solicitation
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation
SYNNEX, Convergys, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SYNNEX is set forth in its Annual Report on Form 10-K for the year ended November 30, 2017, which was filed with the SEC on January 26, 2018, and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on February 22, 2018. Information about the directors and executive officers of Convergys is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 16, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Note on Non-GAAP Financial Measures
This document includes certain non-GAAP financial measures, including adjusted EBITDA and non-GAAP EPS. Management considers GAAP financial measures as well as non-GAAP financial information in its evaluation of the Company’s financial statements and believes these non-GAAP measures provide useful supplemental information to assess the Company’s operating performance and financial position. These measures should be viewed in addition to, and not in lieu of the Company’s operating income and EPS as calculated in accordance with GAAP.
These non-GAAP measures are forward-looking. Reconciliations of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures are not provided because the Company is unable to provide such reconciliations without unreasonable effort, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of such items impacting comparability and the periods

|| 6 ||

in which such items may be recognized. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

Copyright 2018 SYNNEX Corporation. All rights reserved. SYNNEX, the SYNNEX Logo, CONCENTRIX, and all other SYNNEX company, product and services names and slogans are trademarks or registered trademarks of SYNNEX Corporation. SYNNEX, the SYNNEX Logo, and CONCENTRIX Reg. U.S. Pat. & Tm. Off. Other names and marks are the property of their respective owners.

|| 7 ||